Exhibit 3.2

PHAROS CAPITAL BDC, INC.

Articles of Amendment

Pharos Capital BDC, Inc., a Maryland corporation (the “Corporation”), having its principal office in the State of Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: The Corporation desires to, and does hereby, amend its charter (the “Charter”) as currently in effect as hereafter set forth.

SECOND: The Charter is hereby amended by deleting the existing Section 4.1 in its entirety and substituting in lieu thereof a new Section 4.1 which reads as follows:

Section 4.1 Number, Vacancies and Classification of Directors. The business and affairs of the Corporation shall be managed under the direction of the board of directors of the Corporation (the “Board”). The number of directors of the Corporation is five, which number may be increased or decreased only by the Board pursuant to the Bylaws, but shall never be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”). The names of the directors who shall serve until the first annual meeting of stockholders and until their successors are duly elected and qualify are:

Kneeland Youngblood

D. Robert Crants III

Wanda Lynn Fitch

Paul H. Irving

Billie Williamson

These directors may increase the number of directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on the Board occurring before the first annual meeting of stockholders in the manner provided in the Bylaws.

The Corporation elects, at such time as the Corporation becomes eligible to make an election provided for under Section 3-802(b) of the MGCL, that, subject to applicable requirements of the 1940 Act and except as may be provided by the Board in setting the terms of any class or series of Preferred Stock (as hereinafter defined), any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies.

The directors shall each hold office for a term expiring at the next succeeding annual meeting of stockholders, with the members of each class to hold office until their successors are duly elected and qualify. At each annual meeting of the stockholders, the successors to the directors whose term expires at such meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election and until their successors are duly elected and qualify.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and Chief Executive Officer and attested by its Chief Financial Officer and Chief Compliance Officer on August 9, 2019.

PHAROS CAPITAL BDC, INC.

Attest:	/s/	By:	/s/
	Kimberly Futrell		Kneeland Youngblood
	Chief Financial Officer and Chief Compliance Officer		President and Chief Executive Officer